Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Form S-3 Registration Statement, and related prospectus of FNB Financial Services, LP and F.N.B. Corporation for the registration of $350,000,000 of subordinated notes and to the incorporation by reference therein of our reports dated March 11, 2005, with respect to the consolidated financial statements of F.N.B. Corporation and subsidiaries, F.N.B. Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of F.N.B. Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

April 11, 2005

Pittsburgh, Pennsylvania